TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES DRILL
ASSAYS AS HIGH AS 4.84% CU ON THE
GOLD HILL PROSPECT IN BISBEE, ARIZONA

For Immediate Release: February 4, 2008, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) is pleased to announce that Tom Parkhill, Licensed Professional Geologist, reported that five reverse circulation drill holes were completed on four separate copper targets, of which hole 2-RC was drilled to a depth of 350’ (see our news releases dated January 2, 2008, November 28, 2007 and October 9, 2007 for details of the drilling program).

The highest copper assay intersected the 275’ – 280’ intervals with a 4.84% Cu assay (10,000 ppm equivalent to 1% copper). Several anomalous values in copper in a majority of the first 50’ of hole 2-RC intersected as follows:

Hole 2-RC Cu ppm
2180
589
198
441
1655
2450
2670
80
1600
7490

The 2-RC hole was drilled next to a deep mine shaft located on the St. Elmo patented claim. The fractures of the Glance Conglomerate are mineralized with Oxide Copper in the form of Malachite (green) and Chalcocite (grayish-black). This rock is stained with Limonite (orangish-brown), which has a high ratio of Goethite to Jarosite. Limonite stain can carry a small amount of the copper values is assays, as well as an indicator of mineralized rock at depth.

Mr. Parkhill has completed additional sampling during January 2008 to determine additional drilling locations.

ALS Chemex is the analytical laboratory for the project; sample preparation and gold assays were done in Sparks, Nevada and 35 element aqua regia analysis was done in Vancouver, BC. No duplicates were analyzed due to the exploratory, mineral assessment stage of the property.

Teryl has a 100% interest in seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill mine.

Qualified Person: Mr. Tom Parkhill, Licensed Professional Geologist (Minnesota #30167), member of the National Association of State Boards of Geology (ASBOG), is the Qualified Person as defined by National Instrument 43-101 responsible for the accuracy of this news release.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80% Kinross/20% Teryl). The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. In Arizona, Teryl has a 100% interest in seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill mine. Teryl also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

Press Release contact information:

For further information, please contact:

John Robertson
President, Teryl Resources Corp.
T: 800-665-4616
www.terylresources.com

Renmark Financial Communications
Dan Symons : dsymons@renmarkfinancial.com
John Boidman : jboidman@renmarkfinancial.com
T: (514) 939-3989
F : (514) 939-3717
www.renmarkfinancial.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.